

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

<u>Via E-mail</u>
Gregory B. Maffei
Chief Executive Officer and President
Liberty Interactive Corporation
12300 Liberty Boulevard
Englewood, CO 80112

   Re: Liberty Interactive Corporation
      Form 10-K
      Filed February 23, 2012
      File No. 001-33982

Dear Mr. Maffei:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terry French for

          Larry Spirgel
          Assistant Director